UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of issuing entity: 000-28338-03

CHASE CREDIT CARD MASTER TRUST

(Exact name of issuing entity as specified in its charter)

Commission File Numbers of sponsor: 000-19191, 025-00707, 333-192048

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

(Exact name of sponsor as specified in its charter)

JPMorgan Chase Bank, National Association

383 Madison Avenue

New York, New York 10179

(302) 282-5113

(Address of registrant’s principal executive offices)

Chase Credit Card Master Trust

Series 2004-CC Certificate

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Chase Credit Card Master Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CHASE CREDIT CARD MASTER TRUST

By:	JPMORGAN CHASE BANK, NATIONAL ASSOCIATION (as successor-in-interest to CHASE BANK USA, NATIONAL ASSOCIATION), as Servicer and as Holder of the Transferor Certificate

By:	/s/ Irene Apotovsky
Name:	Irene Apotovsky
Title:	Managing Director

Date: May 20, 2018